Exhibit 99.1

Draganfly Unveils New Commander 3 XL Hybrid Drone at Commercial UAV Expo

Draganfly’s new Hybrid Commander 3 XL with over 3 hr flight time will be on display at booth #1122 where attendees can learn about its enhanced flight time and payload capabilities.

Las Vegas, NV. September 6, 2023 – Draganfly Inc. (NASDAQ: DPRO) (CSE: DPRO) (FSE: 3U8A) (“Draganfly” or the “Company”), an award-winning, industry-leading drone solutions, and systems developer, is pleased to announce the unveiling of its newest product, the Commander 3 XL Hybrid, at the Commercial UAV Expo taking place at the Caesars Palace, Las Vegas, from September 5-7.

The Commander 3 XL Hybrid leverages the North American built highly modular and highly adaptable Commander 3 XL airframe. This cutting-edge system significantly extends flight duration, allowing operators to achieve more in a single flight than ever before.

Like the Commander 3 XL, the Commander 3 XL Hybrid maintains the Swiss army like versatility, accommodating a wide range of payloads, including Draganfly’s Precision Delivery System. The liquid-cooled powertrain efficiently drives all UAV systems, resulting in an increase in flight endurance with the ability to fly a payload of up to 4kg or 8.8 lb for up to 3 hours, making this the ideal system to support almost any operation.

The Commander 3 XL Hybrid ensures operational efficiency by overcoming remote charging and battery transport challenges, enabling missions to proceed without logistical limitations. Its new fuel injection system delivers exceptional power output and industry-leading fuel efficiency, allowing for effortless startup in various environments and altitudes. The versatile hybrid power plant takes advantage of gasoline or heavy fuels and features robust on-board diagnostics to ensure consistent performance and unmatched reliability.

“Driven by customer demand the Commander 3 XL Hybrid is Draganfly’s latest technological advancement designed to assist various sectors to achieve more than ever before,” said Cameron Chell, President and CEO of Draganfly. “This new platform offers extended flight times, logistical efficiency, and reliability to achieve peak operational efficiency without compromise. We are excited to be able to showcase the Commander 3 XL Hybrid at this year’s Commercial UAV Expo alongside all our other innovative drone technology.”

Attendees will have an opportunity to explore the Commander 3 XL Hybrid at Draganfly’s booth #1122, as well as interact with Draganfly’s team of experts, and learn about Draganfly’s other cutting-edge products such as the Heavy lift drone, Starling X.2, and Commander 3 XL.

Learn more about the Commander SXL Hybrid during our live stream at 10AM PST/1PM EDT from CUAV or watch the announcement video.

About Draganfly

Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8A) is the creator of quality, cutting-edge drone solutions, software, and AI systems that revolutionize how organizations can do business and service their stakeholders. Recognized as being at the forefront of technology for over 24 years, Draganfly is an award-winning industry leader serving the public safety, agriculture, industrial inspections, security, mapping, and surveying markets. Draganfly is a company driven by passion, ingenuity, and the need to provide efficient solutions and first-class services to its customers around the world with the goal of saving time, money, and lives.

For more information on Draganfly, please visit us at www.draganfly.com.

For additional investor information, visit https://www.thecse.com/en/listings/technology/draganfly-inc, https://www.nasdaq.com/market-activity/stocks/dpro, or https://www.boerse-frankfurt.de/equity/draganfly-inc-1.

Media Contact

Arian Hopkins

email: media@draganfly.com

Company Contact

Email: info@draganfly.com

Forward-Looking Statements

This release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking statements include, but are not limited to, statements with respect to Draganfly’s Commander 3XL Hybrid ability to support almost any operation as well as ensuring unmatched reliability. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of the Company to control or predict, that may cause the Company’s actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out here in, including but not limited to: the potential impact of epidemics, pandemics or other public health crises, including the COVID-19 pandemic, on the Company’s business, operations and financial condition; the successful integration of technology; the inherent risks involved in the general securities markets; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of cost estimates; the potential for unexpected costs and expenses, currency fluctuations; regulatory restrictions; and liability, competition, loss of key employees and other related risks and uncertainties disclosed under the heading “Risk Factors” in the Company’s most recent filings filed with securities regulators in Canada on the SEDAR website at www.sedar.com and with the United States Securities and Exchange Commission (the “SEC”) on EDGAR through the SEC’s website at www.sec.gov. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents managements’ best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.